Law Offices
Baker, Donelson, Bearman, Caldwell & Berkowitz
A PROFESSIONAL CORPORATION
COMMERCE CENTER • SUITE 1000
211 COMMERCE STREET

Nashville, Tennessee 37201

(615) 726-5600

Facsimile
(615) 726-0464

FACSIMILE TRANSMISSION FORM

PLEASE DELIVER IMMEDIATELY

DATE / TIME: MAY 18, 2009  /  03:24 PM

DELIVER TO:	COMPANY:	FAX NO.:	PHONE NO.:

Matthew Spitzer	Securities and Exchange Commission	703-813-6967	202-551-3227

FROM:	Gary M. Brown

PHONE NO.:	615.726.5763

FAX NO.:	615.744.5763

RE:	Cracker Barrel Old Country Store, Inc. File No. 000-25225

CLIENT/MATTER NO.:	2789827-000067

MESSAGE:

Matt:

Thank you for your voicemail.  Before finalizing our response, I thought that I would fax to you our draft to ensure that we are in agreement.  If there are any questions, please give me a call.  Thank you for your time.

Gary Brown

Note: This facsimile contains PRIVILEGED and CONFIDENTIAL information intended only for the use of the specific individual or entity named above.  If you or your employer are not the intended recipient, you are hereby notified that any unauthorized dissemination or copying of this facsimile or the information contained in it is strictly prohibited.  If you have received this facsimile in error, please immediately notify the person named above at once by telephone and return the original facsimile to us at the above address via the U.S. Postal Service.  Thank you.

Unless otherwise expressly stated, nothing in this cover sheet or in any attachment hereto is intended to or can be used by any recipient to avoid the imposition of federal tax penalties.

Mr. Max A. Webb
United States Securities and Exchange Commission
May ___, 2009

single-line business creates an environment where past internal performance target disclosure will create competitive harm warranting FOIA exemption.  To receive confidentiality protection from performance target disclosure obligations, you must demonstrate specific casual connections between the disclosure of individual targets and the ability for a competitor to discern corresponding internal operating measures.  Accordingly, please provide more specific analysis showing how disclosure of your prior internal performance targets would enable deductive quantification of confidential material more easily than with respect to other companies or confirm that you will disclose targets as requested in our previous comment.

Response to Comment:

We have previously confirmed to you and again confirm, that in future filings, the Company will disclose the specific performance targets used to determine annual bonus and long-term incentive payouts, to the extent that such information does not constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4 of the Freedom of Information Act, as discussed in our letter of March 23, 2009.  The Company further confirms that to the extent it is appropriate to omit specific performance targets in future filings, the Company will discuss how likely it will be for the Company to achieve the target levels.

The Company acknowledges the Commission's position with respect to the historical targets used to determine payouts under its annual bonus and long-term incentive plans.  Accordingly, as stated in my recent conversation with Matthew Spitzer, the following example illustrates how the Company anticipates that its disclosure with respect to the payouts under the 2009 Annual Bonus Plan will appear in its upcoming proxy materials:

The performance matrix established for the 2009 annual bonus plan required, in order for executive officers to receive any bonus, that our 2009 operating income exceed 85% of plan, which was $__________.  Our 2009 was $X, resulting in each executive receiving Y% of his/her target bonus.  Those 2009 annual bonuses are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page ___ of this proxy statement.

* * * * *
On behalf of the Company, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with respect to this response.